SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated September 2, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒           Form 40-F  ☐

Enclosures:

1.                                       Nokia Press Release dated September 2, 2004 and titled:

Sales facility for Nokia shares in connection with Nokia’s delisting from the Paris Stock Exchange

STOCK EXCHANGE ANNOUNCEMENT

Sales facility for Nokia shares in connection with Nokia’s delisting from the Paris Stock Exchange

Helsinki, Finland - Nokia shares will continue to be listed on the Premier Marché of the Paris Stock Exchange (Euronext) until 12 October 2004. In order to enable Nokia shareholders to either retain their shares or sell them in connection with Nokia’s delisting from Euronext, the shareholders are offered, pursuant to French regulation, a cost-free sale of shares in the Helsinki Exchanges as described below.

For French shareholders wishing to take advantage of the opportunity to participate in this sales facility, Crédit Agricole Investor Services Corporate Trust (CAISCT), the centralizing agent appointed by Nokia, will collect shares for two (2) periods of nine (9) stock exchange days each.

Timetable:

First offer period opens - 6 September 2004

First offer period closes - 16 September 2004

Centralization by CAISCT ends  (first period) - 20 September 2004 (12 am)

Shares sold in the Helsinki Stock Exchange  (first period) - beginning on 21 September 2004

Second offer period opens  - 22 September 2004

Second offer period closes - 4 October 2004

Centralization by CAISCT ends  (second period) - 6 October 2004 (12am)

Shares sold in the Helsinki Stock Exchange (second period)  - beginning 7 October 2004

Shares delisted from the Premier Marché - 13 October 2004

Shares delisted from EUROCLEAR FRANCE - 29 October 2004

Proceeds of sale distributed to beneficiaries  - as reception of the funds by CAISCT

Participation in the sales facility is entirely voluntary. Shareholders may prefer to keep their Nokia shares under the terms and conditions stated by their account operator. Shareholders can obtain more complete information from via account operators.

Media and Investor contacts:

Nokia Communications, tel. +358 7180 34900

Investor Relations, Europe, tel. + 358 40 569 0080

Investor Relations, US, tel.  +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2004	Nokia Corporation

By:	/s/ Ursula Ranin
	Name:	Ursula Ranin
	Title:	Vice President, General Counsel